

16014682

Mail Processing Section

MAR 07 2016

Washington DC 409

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-051359~~ 8-51359

RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WASHINGTON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6935 WISCONSIN AVENUE, SUITE 510
(No. and Street)

Chevy Chase (City) MD (State) 20815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. JOHNSON 301-657-4910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group
(Name – *if individual, state last, first, middle name*)

400 OLD FORGE LANE (Address) KENNETT SQUARE (City) PA (State) 19348 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES R. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WASHINGTON SECURITIES CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LINDSAY Z JOHNSON
NOTARY PUBLIC - MARYLAND
ANNE ARUNDEL COUNTY
MY COMMISSION EXPIRES
OCTOBER 06. 2019

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Washington Securities Corporation

We have audited the accompanying statement of financial condition of Washington Securities Corporation as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Washington Securities Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Washington Securities Corporation as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC
Kennett Square, Pennsylvania
February 29, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgrouplic.com

Washington Securities Corporation
Statement of Financial Condition
December 31, 2015

Assets	
Cash and Cash Equivalents	52,370
Accounts Receivable	48,148
Other Current Assets	6,661
Clearing Deposit	50,000
Other Assets	3,078
Total Assets	160,257
Liabilities & Stockholder Equity	
Liabilities	
Commissions Payable	29,717
Accounts Payable & Other Accrued Liabilities	24,900
Total Liabilities	54,617
Stockholders' Equity	
Common Stock ($1.00 par value, 2000 shares authorized - 600 issued & outstanding)	600
Additional paid in capital	50,400
Retained Earnings	54,640
Total Stockholders' Equity	105,640
Total Liabilities & Stockholder' Equity	160,257

See accompanying notes to Financial Statements

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION

Washington Securities Corporation (The Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). Between January and November 2015, the Company was a wholly owned subsidiary of WSC Holdings, Inc. (WSCH). As of December 2015, WSCH was dissolved and WSC is owned by the previous shareholders of WSCH.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions and related commissions are recorded on a settlement date basis, which management believes is not materially different than trade date.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the company considers all highly liquid instruments with original maturities with three months or less to be cash equivalents.

Income Taxes – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on the enacted tax law and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the differed income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than–not threshold would be recorded as tax benefit or expense in the current year.

In general, the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1, Level 2, Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 3,078	$ -	$ -	$ 3,078

NOTE 4 – RELATED PARTY TRANSACTIONS

Between January and August 2015, the Company shared office space and was owned by WSCH. All expenses were paid by WSCH and reimbursed by the Company pursuant to a management agreement. As a result of this agreement, the Company paid WSCH $81,637 for 2015 through August. In December 2015, the Company terminated WSCH due to lack of other related businesses. As of September 2015, the Company began paying all expenses directly. The Company no longer shares office space with any other entity.

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5 – LEASE AGREEMENTS

The Company holds one lease agreement for a printer/copier with RICOH USA, Inc., owned by GE Capital. On April 28th, 2015 the Company signed a 4-year lease agreement through April 27th, 2019. The equipment rental is billed monthly, and the cost of black&white/color pages is billed quarterly. The following is a schedule, by year, of the future minimum rental payments under the lease:

Year Ended December 31,	
2016	$3373.08
2017	$3373.08
2018	$3373.08
2019	$1065.36

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $100,353.26 which was $95,253.26 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .42 to 1.

NOTE 7 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers, and clears all its customer transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 8 – RESERVE ACCOUNT

During the last few years, the Company has experienced a number of financial setbacks relating to client accounts. In December 2012, the Company settled an arbitration claim by Roberta Ebert for the sum $47,500. In December 2014, the Company had a trade error costing $5,456.

Since the Company does not purchase Errors and Omissions insurance, the officers and directors thought it appropriate that $1,000 is accrued monthly in a reserve for bad debts. This is particularly important considering the volatility of this market, and many elderly customers experiencing losses in oil stocks, which have previously been stable investments.

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23rd, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on financial statements.